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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69967

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KINGSWOOD CAPITAL PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11440 W. BERNARDO CT, STE 300
(No. and Street)

SAN DIEGO (City) CA (State) 92127 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Monique Romero (Name) 212-668-8700 (Area Code – Telephone Number) MROMERO@ACISECURE.COM (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580 (Address) Hauppauge (City) NY (State) 11788 (Zip Code)

March 4, 2009 (Date of Registration with PCAOB)(if applicable) 3370 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL NESSIM, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KINGSWOOD CAPITAL PARTNERS, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

GINGER STROUD
Notary Public - State of New York
NO. 01ST6172952
Qualified in Richmond County
My Commission Expires 8/20/23

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Kingswood Capital Partners, LLC

Audit of Financial Statements
and Supplementary Information

As of and For the Year Ended December 31, 2021

Contents

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kingswood Capital Partners, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kingswood Capital Partners, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kingswood Capital Partners, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kingswood Capital Partners, LLC's management. Our responsibility is to express an opinion on Kingswood Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Kingswood Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Kingswood Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Kingswood Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Kingswood Capital Partners, LLC's auditor since 2020.

Hauppauge, New York
March 29, 2022

Nawrocki Smith LLP

Kingswood Capital Partners, LLC
Statement of Financial Condition
As of December 31, 2021

Assets		
Cash	$	1,246,196
Commissions receivable		477,116
Receivable from clearing broker		50,680
Deposit with clearing broker		50,000
Prepaid expense and other assets		61,354
Loan to employee		70,000
Due from affiliate		8,000
Total assets	$	1,963,346
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	61,324
Due to affiliate		14,862
Commission payable		1,149,853
Total liabilities		1,226,039
Member's equity		
Total Member's equity		737,307
Total liabilities and Member's equity	$	1,963,346

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenues	
Investment banking fees	$ 1,723,099
Commissions	9,017,017
Interest and other income	4,966
Total revenues	10,745,082
Expenses	
Employee compensation and benefits	454,651
Commission expenses	8,441,270
Professional fees	511,419
Clearance expenses	134,328
Regulatory fees	143,184
Other operating expenses	346,121
Total expenses	10,030,973
Net income	$ 714,109

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

		Total
Balance at January 1, 2021	$	223,198
Distributions		(200,000)
Net income		714,109
Balance at December 31, 2021	$	737,307

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flow from operating activities:		
Net income		$ 714,109
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Receivable from clearing broker	(16,019)	
Accounts receivable	(447,503)	
Prepaid expense and other assets	(12,518)	
Loan to employee	(70,000)	
Due from affiliate	(8,000)	
(decreases) increase in:		
Accounts payable and accrued expenses	27,034	
Due to affiliate	14,862	
Commission payable	739,392	
Total adjustments		227,248
Net cash provided by operating activities		941,357
Cash flow from financing activities:		
Capital distributions	(200,000)	
Net cash used in financing activities		(200,000)
NET INCREASE IN CASH		741,357
CASH AT BEGINNING OF YEAR		504,839
CASH AT END OF YEAR		$ 1,246,196

The accompanying notes are an integral part of these financial statements.

Kingswood Capital Partners, LLC
Notes to Financial Statements
As of December 31, 2021

Note 1: ORGANIZATION

Kingswood Capital Partners, LLC (the "Company") is a broker-dealer that was formed under the laws of New York State effective October 16, 2016 as Chalice Capital Partners, LLC and registered with the Financial Industry Regulatory Authority ("FINRA"), and the Securities and Exchange Commission ("SEC") since January 18, 2018. The Company was sold in May 2020 and was approved by FINRA for 100% change in ownership. The Company legally changed its name upon completion of the FINRA Continuing Membership Application approval, but the primary business activities and operations did not materially change as a result of the change in ownership.

The Company provides retail investment and investment banking services. It engages in merger and acquisition advisory activities and the introduction of accredited and institutional investors to hedge funds, private equity firms, REITs, mutual funds, and professional money managers.

The Company does not carry or clear customer accounts and all customer transactions are executed and cleared with its clearing broker on a fully disclosed basis. The clearing broker has agreed to maintain records of the transactions effected and cleared in the customer accounts.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents- All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintains its cash at financial institutions, which may at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Revenue Recognition - The amount of the trail commission is based on a percentage of the current market value of the client's underlying investment holdings. Trail commissions are recognized over time in the months that the ongoing support services are performed. All revenue was recognized by the Company at a point in time on a trade date basis.

Commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities are reported to the Company on a trade basis and recognized in revenue on the trade date. Finder fees for private placements and investment banking deals are considered earned on the date that the deals are refunded. Contractually, the Company earns trailing commissions on certain trail eligible assets ("trail commissions"). Trail commissions are earned by carrying broker-dealers for ongoing support and shared with the Company as the introducing broker-dealer.

Disaggregation of the Company's revenue by major sources for the year ended December 31, 2021 is as follows:

Revenue Stream		Total Revenue
Commission revenue	$	9,017,017
Investment banking fees		1,723,098
Interest and other income		4,966

Income Taxes - The Company is not a taxpaying entity for federal, New York State and California tax reporting purposes; accordingly, no provision for income taxes has been reflected in the accompanying financial statements as income or loss from the Company is included in the members individual tax returns. The Company believes that they have appropriate support for all tax positions taken, and as such, do not have any uncertain tax positions that are material to the financial statements.

The major taxing jurisdictions applicable to the Company's business affairs, for which returns have been filed, remain open and available for audit for the years 2018 through 2021.

Note 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Note 3: REGISTERED REPRESENTATIVE CONTRACTS

The Company has entered into agreements with several individuals to act as registered representatives of the Company. Their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commission under these agreements amount to $8,116,866 the year ended December 31, 2021. These fees are included in expenses in the accompanying Statement of Operations. Certain expenses, such as legal, insurance and regulatory fees are paid by the Company and reimbursed by the registered representatives per the terms of the individual contracts.

Note 4: RELATED PARTY TRANSACTIONS

The Company occasionally shares expenses with its registered investment advisor affiliate, Kingswood Wealth Advisors, LLC ("KWA"), which are related through common ownership. At the end of each month, any expenses paid for by KCP that are directly attributable to KWA are allocated 100% to that Company. Net transfers from KWA in 2021 were $10,191.

At December 31, 2021, the Company owes $14,862 to Kingswood Wealth Advisors ("KWA") for shared expenses. The amount due is non-interest bearing and has no formal repayment terms. Full payment is expected to be made within the next year.

At December 31, 2021, the Company had $8,000 due from Benchmark Investments, LLC ("BMI"), an affiliate. The balance is due to the payment of an expense on behalf of BMI.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021. the Company had net capital of $551,457 which was $498,429 in excess of its required capital of $53,028. The Company's aggregate indebtedness to net capital ratio was 144.2% at December 31, 2021.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 29, 2022, which is the date these financial statements were available to be issued, noting no matters requiring disclosure in the financial statements.

Kingswood Capital Partners, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2021

Computation of net capital		
Total Member's equity		$ 737,307
Less: Non-allowable assets		
Prepaid expenses and other assets	(61,354)	
Loan to employee	(70,000)	
Due from affiliate	(8,000)	
Total non-allowable assets		(139,354)
Net Capital		$ 597,953
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 81,736	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000
Excess net capital		497,953
Aggregate indebtedness		1,226,039
Percentage of aggregate indebtedness to net capital		205.04%

There was no material difference between the net capital computation shown here and the net capital computation as presented on the Company's unaudited Form X-17A-5 Part IIA report dated December 31, 2021, as amended.

See report of Independent Registered Public Accounting Firm.

Kingswood Capital Partners, LLC
Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

The Company is exempt from the determination of reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See report of Independent Registered Public Accounting Firm.

Kingswood Capital Partners, LLC
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2021

The Company is exempt from the possession and control requirements under paragraph (k)(2)(ii) of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company conducts direct business with mutual fund and insurance companies whereby the Company does not take possession of customer funds or securities and therefore its direct business is not subject to the custody provisions of Rule 15c3-3.

See report of Independent Registered Public Accounting Firm.

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kingswood Capital Partners, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kingswood Capital Partners, LLC identified the following provision of 17 C.F.R. §15c3-3(k) under which Kingswood Capital Partners, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Kingswood Capital Partners, LLC stated that Kingswood Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for private placements and investment banking deals. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Kingswood Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kingswood Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
March 29, 2022

Nawrocki Smith LLP

Kingswood Capital Partners, LLC
Exemption Report

Kingswood Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) commissions and fees earned on mutual funds, annuities, equities, REITs, and other financial instruments, as well as fees earned from arranging the sale of annuities, and (2) fees earned for private placements and investment banking deals, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Kingswood Capital Partners, LLC

I, Michael Nessim, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Michael Nessim
Title: Chief Executive Officer

March 29, 2022